LION ELECTRIC ANNOUNCES RESULTS OF ANNUAL SHAREHOLDERS MEETING

MONTREAL, QUEBEC - May 6, 2022 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today held its annual meeting of shareholders (the “Meeting”) as a completely virtual meeting. A total of 109,982,408 common shares (representing approximately 58% of all issued and outstanding common shares of the Company) were represented online or by proxy at the Meeting. Lion hereby announces that shareholders of the Company (the “Shareholders”) voted in favour of all items of business put forth at the Meeting by the Company. The complete voting results for each item of business at the Meeting are presented below.

ELECTION OF DIRECTORS

The Board of Directors of the Company had fixed at eight the number of directors (the “Directors”) to be elected at the Meeting. Each of the eight nominees listed in the Company’s Management Information Circular dated March 29, 2022 was elected as a Director of Lion until the close of the next annual meeting of Shareholders of the Company or until their successors are appointed. With the exception of Ann Payne, all of the nominees were members of the Board of Directors prior to the Meeting. Ms. Payne currently serves as a member of the board of directors of a publicly-listed company and she holds leadership roles on several non-profit boards.

“I would like to take this opportunity to officially welcome Ann Payne to our Board of Directors,” stated Pierre Larochelle, Chairman of the Board of Directors. “Her wealth of financial and public company experience will prove invaluable to the Company as we continue to grow.”

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Sheila C. Bair	102,436,005	99.18%	844,545	0.82%
Marc Bedard	103,024,124	99.75%	256,426	0.25%
Pierre Larochelle	102,915,870	99.65%	364,680	0.35%
Ann L. Payne	103,110,564	99.84%	169,986	0.16%
Pierre-Olivier Perras	101,865,091	98.63%	1,415,459	1.37%
Michel Ringuet	103,051,838	99.78%	228,712	0.22%
Lorenzo Roccia	103,043,993	99.77%	236,557	0.23%
Pierre Wilkie	102,797,714	99.53%	482,836	0.47%

APPOINTMENT OF INDEPENDENT AUDITORS

Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, were appointed as independent auditors of Lion until the close of the next annual meeting of Shareholders, and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
109,744,007	99.78%	238,401	0.22%

The foregoing voting results will be published on the Company’ website at ir.thelionelectric.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CONTACTS:

Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171